Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 3, dated April 5, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
●	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC

The purpose of this supplement is also to update information relating to the status the Property underlying Landa Series 1910 Grove Way.

SUPPLEMENT NO. 3 DATED APRIL 5, 2022 TO OFFERING CIRCULAR DATED JANUARY 7, 2022

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)

Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	4474 Highwood Park Drive, Atlanta, GA, 30344	April 1, 2022	$1,125	March 31, 2023
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	6848 Sandy Creek Drive, Riverdale, GA, 30274	April 1, 2022	$1,025	March 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, a copy of which are filed in our Form 1-U, filed on April 5, 2022, which can be found here.

USE OF PROCEEDS

Landa Series 1910 Grove Way

The tenant occupying the Property located at 1910 Grove Way, Hampton, GA, 30228 informed the Landa Holdings, Inc., as Manager, that they do not intend on renewing the Lease Agreement. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.